EXHIBIT 4.11

[Translation]

Outsourcing Agreement

Crayfish Co., Ltd. (“the Company”) and CalltoWeb Inc. (“CTW”) (each a “party” and collectively the “parties”) hereby agree that the Company shall outsource to CTW its hosting related operations described in Article 2 of this outsourcing agreement (“the Agreement”) as follows.

Section 1

General Statement

Section 1 (Definition)

Terms used hereto shall be defined as follows:

1.	The “Service” shall mean DESKWING service provided by the Company.

2.	“The Basic Service” shall mean hosting services wherein: (i) the Company or a third party designated by the Company administers computer equipment connected to the internet (“Servers”); (ii) the Company lends electronic storage spaces that enable customers to store data of customers for the purpose of using services such as email; (iii) the Company or a third party designated by the Company maintains and administers server settings and connections; (iv) the Company gives customers the right to use the Servers.

3.	“New Service” shall mean an optional fee-based or free service other than the Basic Service hosted on DESKWING servers.

4.	“SSE” shall mean the operating system and support application for DESKWING.

5.	“Customers” shall mean any individual or corporation who applies for the use of the Basic Service.

Article 2 (Outsourcing)

The Company shall outsource to CTW the following operations (“the Operations”) and CTW shall undertake to carry out the Operations (“Undertaking”). CTW shall act pursuant to the Company’s oral or written instructions in connection with the Undertaking.

Operations of call center

a) Responding to inquiries regarding status of contracts

b) Responding to inquiries regarding technical matters

c) Telemarketing

d) Collecting data (e.g. number of incoming calls, status of documents, etc.)

2.	Operations connected with those above.

3.	Other operations as designated by the Company.

Article 3 (Responsibility for the Undertaking)

1.	In order to provide the Service continually and steadily, CTW acknowledges the “DESKWING Service Agreement” between the Company and Customers.

2.	If a dispute arises with third parties and CTW in connection with the Operations or Undertaking, CTW shall undertake to manage such dispute without assistance from the Company, including using its own expenses. The Company shall use its own expenses and responsibilities to manage a dispute based on the Service, in which case CTW shall cooperate with the Company to defend the Company if the Company has requested CTW to do so.

Section 2

Information sharing and call center capacity

Article 4 (Sharing information related to the operation of the call center)

1.	The Company and CTW shall promptly exchange information required for the Undertaking.

2.	If a Customer asserts a claim relating to the failure of CTW to promptly exchange information as provided above, CTW shall report the reason for such delay to the Company and respond to the Customer by giving accurate information, etc.

3.	If the Company, a Customer or third party incurs damages due to the delay of such notification by CTW, CTW shall indemnify the party incurring such damages.

Article 5 (Limitation on call center capacity)

1.	If the number of calls from Customers to CTW increases during a billing period or when the Service has experienced problems, then CTW shall report to the Company the number of Customer calls, accordingly discuss the same with the Company, and research the structure of its call center and increase the number of its employees if necessary.

Section 3

Others

Article 6 (Outsourcing fees)

1.	The Company shall pay outsourcing fees to CTW as consideration for the Undertaking.

2.	The amount of outsourcing fees, payment schedule and method shall be defined in a separate agreement between the Company and CTW.

Article 7 (Damages for delay)

In the case that payments by the Company or CTW pursuant to the Agreement are late, such past due amounts shall accrue interest at an annual rate of 14.5% per annum from the first past due date until the date such funds have been paid in full.

Article 8 (Compensation)

If CTW damages the Company or a third party by breaching any provision of the Agreement, CTW shall compensate the Company or third party in the amount of such damages.

Article 9 (Enumerated breaches)

If any of the following events has occurred in connection with either party (the “Breaching Party”), the Breaching Party shall forfeit any profits, under the Agreement or any other agreement between the parties, that it may have earned during the remainder of its term to fulfill its obligations, and immediately carry out the remainder of its obligations, under the Agreement or any other agreement between the parties, immediately upon the request by the other:

a) provisional seizure, seizure, provisional injunction, execution, coercive collection, and other legal enforcements;

b) arrangement, reorganization, special liquidation, bankruptcy, civil reorganization or other procedure;

c) if any bill or check drawn, guaranteed, accepted and delivered is dishonored;

d) payment suspension or stop of payment, and a state of economic turmoil;

e) dissolution or if dissolution is imminent.

Article 10 (Termination)

1.	The Company or CTW may terminate the Agreement and other related annexed agreements (“Related Agreements”) without notice upon: a) the occurrence of any of the events described in Article 9; b) breach of the Agreement (including the Related Agreements) by either the Company or CTW and failure to cure such breach within 10 days following a request to cure such breach; and c) the breach of the Agreement (including the Related Agreements) by CTW or the Company and a resulting inability to recover damages due to such breach.

2.	The Company may terminate the Agreement by giving written notice one month prior to termination without payment of damages.

Article 11 (Offset)

Any party shall be entitled to offset costs or losses incurred in connection with any agreement between the Company and CTW against any owned amounts by the other party without limitation those costs or losses incurred pursuant to the Agreement, irrespective of whether such costs or losses were inferred before or after the due date for payment.

Article 12 (Term of the Agreement)

The Agreement shall be effective for five (5) years from the date of its agreement. The Agreement shall be extended on the same terms and conditions for one (1) year beginning on the day following the expiry of the Agreement unless the Company or CTW gives written notice to terminate the Agreement one month prior to the expiry of the Agreement. The same shall apply to subsequent extensions.

Article 13 (Confidentiality)

Each of the Company and CTW shall not disclose to any third party the information of the other party regarding its operations and technology acquired in relation to the execution of the Operations except for the purpose of the Agreement.

Article 14 (Protection of customer information)

1.	CTW acknowledges that customer information acquired in relation to the execution of the Operations is the property of the Company and shall not disclose such information to any third party for any purpose other than for the Undertaking.

2.	CTW shall maintain the confidentiality of matters in connection with the Agreement, the bill of Protection of Individual Information, the Law concerning Prevention of Unfair Competition and the Telecommunication Business Law.

3.	CTW shall appoint a manager in the department where its employees execute Operations with a server, owned by the Company, administrating customer information, and CTW shall notify the Company of the manager’s identity.

4.	CTW shall form an agreement with the manager described above wherein the manager shall be obligated to protect the confidentiality of customer information pursuant to Articles 13 and 14 of the Agreement.

Article 15 (Trademark)

CTW may use the Service trademark free of charge if necessary for the Undertaking upon obtaining the Company’s prior consent.

Article 16 (Intellectual property)

Intellectual property rights including but not limited to copyrights, industry property rights and know-how in relation to the Service are as follows:

a)	If intellectual property is invented by one of the parties, the underlying intellectual property rights shall belong to the party who invents it, and the other shall use such property as long as necessary for the Undertaking.

b)	If the invention does not fall into a) above, the intellectual property right shall be determined upon discussion between the Company and CTW, provided however that the Company may use such intellectual property free of charge to provide the Service even if such intellectual property is determined to be the property of CTW.

Article 17 (Assignment)

Each of the Company and CTW shall not transfer, succeed, charge and pledge all or part of its rights or obligations pursuant to the Agreement to a third party without prior notice.

Article 18 (Expenses for the Agreement)

Stamps and other expenses occurring in relation to forming the Agreement shall be borne equally by the Company and CTW.

Article 19 (Jurisdiction)

In case a dispute arises in relation to the Agreement, Tokyo District Court shall be an agreed court of competent jurisdiction for first trial.

Article 20 (Governing law)

Matters in relations to the Agreement shall be governed by Japanese Law.

IN WITNESS WHEREOF, each of the parties shall execute the Agreement and the Company shall keep the original while CTW shall keep the copy of it.

The date of the Agreement: August 1, 2002

Crayfish Co., Ltd.
Toshima-ku, Ikebukuro 2-2-1 Tokyo

/s/ Kazuhiko Muraki sealed by stamp
Kazuhiko Muraki

President and Representative Director

CalltoWeb Inc.
Toshima-ku, North Ikebukuro 2-49-7 Tokyo

/s/ Takashi Tamamura sealed by stamp
Takeshi Tamamura
President and Representative Director